[redacted]

08004080

Billabong International Limited

ABN 17 084 923 946



1 Billabong Place
Burleigh Heads
QLD 4220 Australia

P O Box 283
Burleigh Heads
QLD 4220 Australia

Tel: +61 7 5589 9899
Fax: +61 7 5589 9654

www.billabongbiz.com

SEC Mail Processing Section

JUL 28 2008

Washington, DC
106

SUPPL

24 July, 2008

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sir/Madam

BILLABONG INTERNATIONAL LIMITED – INFORMATION FURNISHED PURSUANT TO EXCHANGE ACT RULE 12G3-2(B)(1)(I) – FILE NO. 82-34921

On behalf of Billabong International Limited, an Australian corporation (the "Company"), and furnished pursuant to Rule 12g3-2(b)(1) promulgated under the Securities Exchange Act of 1934 (the "Exchange Act"), enclosed please find copies of certain information that the Company has either recently (i) made public pursuant to the laws of Australia, the country of its domicile, (ii) filed with the Australian Stock Exchange ("ASX") and which was made public by the ASX, and (iii) distributed to its security holders. Such information is described on the list attached to this letter, which list also sets forth when and by whom such information was required to be made public, filed with the exchange or distributed to security holders.

Please stamp the enclosed copy of this letter and return to us in the enclosed self-addressed postage paid envelope.

If you have any questions or require further information, please call the undersigned on +61 7 5589 9805.

Yours faithfully
BILLABONG INTERNATIONAL LIMITED

MARIA MANNING
Company Secretary

PROCESSED
AUG 04 2008
THOMSON REUTERS

7/31

BILLABONG INTERNATIONAL LIMITED (BBG)

Document / Information Submitted	Date Issued	Required By
Form 352 Assumption Deed Relating to Class Order	4/06/2008	ASIC
Billabong Acquires US Retail Partner (Quiet Flight)	12/06/2008	ASX
Billabong Acquires US Skateboard Company	02/07/2008	ASX

ASSUMPTION DEED made 2 June 2008

BETWEEN:

(1) Billabong International Ltd ACN 084 923 946 of 1 Billabong Place, Burleigh Heads, Qld 4220 (the "Holding Entity");

(2) GSM (Operations) Pty Ltd ACN 085 950 803 of 1 Billabong Place, Burleigh Heads, Qld 4220 (the "Trustee");

(3) GSM Trading (South Africa) Pty Ltd ACN 125 930 887 of 1 Billabong Place, Burleigh Heads, Qld 4220 (the "Entity");

(4) GSM (Trademarks) Pty Ltd ACN 085 955 291 f 1 Billabong Place, Burleigh Heads, Qld 4220 (the "Alternative Trustee").

RECITALS:

(a) The Entity wishes to be joined as a party to the Deed of Cross Guarantee.

(b) This Deed is an Assumption Deed as defined in the Deed of Cross Guarantee.

This Deed witnesses as follows:

1 Interpretation

1.1 Definitions

In this Deed, unless the context otherwise requires:

(1) "Act" means the *Corporations Act 2001*;

(2) "Alternative Trustee" means the company (if any) holding office as alternative trustee under the Deed of Cross Guarantee at the date of this Deed;

(3) "ASIC" means the Australian Securities and Investments Commission;

(4) "Certificate" in relation an Assumption Deed, means one or more certificates in writing addressed to the Entity, each Group Entity covered by the Deed of Cross Guarantee, the Trustee and any Alternative Trustee and to ASIC which together include statements to the following effect:

(a) that the Deed:

(i) is in exactly the same terms as ASIC Pro Forma 27 except for the following:

(A) all instructions for the inclusion of specified information have been replaced by that information in a complete and accurate

manner and any consequential changes of a minor or editorial nature that are necessary for the effective operation of the deed have been made;

(B) execution clauses have been added, deleted, modified or varied as required in order to facilitate the proper execution of the deed;

(C) the date has been completed;

(D) the headnote, the headings before the headnote and any editorial notes have been omitted;

(E) in the case where the Deed covers more than one Entity — such variations as are necessary to enable the additional entities to be covered;

(F) in the case where the Deed covers making the trustee of the Deed of Cross Guarantee to which the Assumption Deed relates a member of the Closed Group — such variations as are necessary to enable the Assumption Deed to have that effect;

(b) that, in relation to the execution of the Deed by each party to it that is a company, either:

(i) the Deed appears to be signed in accordance with subsection 127(1) of the Act; or

(ii) the company's common seal appears to have been fixed to the Deed, and the fixing of the seal appears to have been witnessed, in accordance with subsection 127(2) of the Act;

and the provider of the certificate does not know and has no reason to suspect that the Deed has not been duly executed by the company;

(ba) that the provider of the certificate, after having made such inquiries as were reasonable in the

circumstances, is of the opinion that the Deed has been duly executed by each party to it that is not a company;

where:

(c) the certificates referred to in paragraphs (a), (b) and (ba) are given by a lawyer who holds a practising certificate;

(5) "Class Orders" means ASIC Class Order [CO 98/1418] and Australian Securities Commission Class Orders [CO 91/996], [CO 92/770], [CO 93/1370], [CO 94/1862] and [CO 95/1530];

(6) "Deed of Cross Guarantee" means the Deed of Cross Guarantee dated 22 June 2007 entered into between the Group Entities (including the Holding Entity) and the Trustee pursuant to the Class Orders (which has been varied by Variation Deed dated on or about the same date as this Deed);

(7) "Group Entity" has the same meaning as the term "Group Entity" or "Group Company" (as applicable) in the Deed of Cross Guarantee;

(8) "Holding Entity" has the same meaning as the term "Holding Entity" or "Holding Company" in the Deed of Cross Guarantee;

(9) "lawyer" has the same meaning as in section 9 of the Act;

(10) "Trustee" means the company holding office as trustee under the Deed of Cross Guarantee at the date of this Deed; and

(11) if the Entity comprises two or more entities, this Deed is deemed to have separate operation in respect of each of them.

1.2 Headings

Headings and subheadings in this Deed are for convenience of reference only, and are to be ignored in the interpretation of this Deed.

2 Operation of Deed

This Deed is of no effect until the Holding Entity lodges an original of this Deed with ASIC together with an original of a Certificate relating to this Deed.

3 Assumption

On satisfaction of the condition specified in clause 2:

(i) the Entity is joined to the Deed of Cross Guarantee; and

(ii) the Entity assumes liability under and agrees to be bound by the Deed of Cross Guarantee as if the Entity had on the date of the Deed of Cross Guarantee executed the Deed of Cross Guarantee as a Group Entity.

4 Consent

The Holding Entity, on behalf of itself and all other Group Entities, and the Trustee consent to the joinder of the Entity to the Deed of Cross Guarantee.

5 Law and Jurisdiction

5.1 Governing Law

This deed is governed by the law of and applicable to Queensland.

5.2 Submission to jurisdiction

The parties agree to submit to the non-exclusive jurisdiction of the courts of Queensland and any courts which hear appeals from those courts in respect of any proceedings in connection with this Deed.

EXECUTED AS A DEED

Executed by Billabong International Limited ACN 084 923 946 in accordance with section 127 of the *Corporations Act* by or in the presence of:)))

....	....
Secretary	Director
Name (printed): Maria Manning	Name (printed): Derek O'Neill

Executed by GSM Trading (South Africa) Pty Ltd ACN 125 930 887 in accordance with section 127 of the Corporations Act by or in the presence of:)))

....	....
Secretary	Director
Name (printed): Maria Manning	Name (printed): Derek O'Neill

Executed by GSM (Operations) Pty Ltd ACN 085 950 803 in accordance with section 127 of the *Corporations Act* by or in the presence of:)))

....	....
Secretary	Director
Name (printed): Maria Manning	Name (printed): Derek O'Neill

Executed by GSM (Trademarks) Pty Ltd ACN 085 955 291 in accordance with section 127 of the *Corporations Act* by or in the presence of:)))

....	....
Secretary	Director
Name (printed): Maria Manning	Name (printed): Derek O'Neill

ASX ANNOUNCEMENT

Billabong International Limited
ABN 17 084 923 946

1 Billabong Place
Burleigh Heads Q 4220
Australia
P O Box 283
Burleigh Heads Q 4220
Australia

Tel: +61 7 5589 9899
Fax: +61 7 5589 9654

BILLABONG ACQUIRES US RETAIL PARTNER

GOLD COAST, 12 June 2008: Billabong International Limited today announced completion of an agreement to acquire the retail operations of Quiet Flight, one of the Billabong Group's key retail partners in the United States.

Quiet Flight is a leading US east coast retailer and the operator of 13 stores, including the flagship Billabong and Element retail stores in New York.

Billabong International Limited Chief Executive Officer Derek O'Neill said Quiet Flight's experienced retail management team is being retained as part of the transaction.

"Quiet Flight's founder, Ed Leasure, opened his first surf shop at Cocoa Beach in Florida in 1972 and he has been doing business with Billabong over several decades," said Mr O'Neill.

"Ed has been a great support to our US east coast business and we cemented our relationship with him in 2005 when he opened a licensed Billabong store and a neighbouring Element store in the middle of Times Square, New York.

"Through that partnership we have strengthened our business relationship and gained a shared understanding of the value in working together."

Ed Leasure, Quiet Flight's president, said the sale allowed him to formalise a growing relationship with the Billabong Group.

"I've been working so closely with Billabong in recent years, particularly through the New York flagship stores, and this further formalizes the association," said Mr Leasure.

"I've been involved in surf retailing for a very long time and seen the industry grow. I feel there are still tremendous opportunities to be realised by continuing to work together with the Billabong Group."

Quiet Flight operates under a number of multi-branded retail banners in Florida, including Quiet Flight stores in Universal Studios, New Symrna, Tampa and Cocoa Beach, and Surf Warehouse stores in Orlando.

The business also operates the Billabong and Element stores in Times Square, New York, as well as a recently opened Billabong/Element store in nearby Herald Square, New York.

Quiet Flight is expected to contribute approximately 3% of the Billabong Group's sales for the 2008-09 financial year and is expected to be EPS accretive in its first full year within the Group.

Maria Manning
Company Secretary

ASX ANNOUNCEMENT

Billabong
International
Limited
ABN 17 084 923 946

1 Billabong Place
Burleigh Heads Q 4220
Australia
P O Box 283
Burleigh Heads Q 4220
Australia

Tel: +61 7 5589 9899
Fax: +61 7 5589 9654

BILLABONG ACQUIRES US SKATEBOARD COMPANY

GOLD COAST, 2 July 2008: Billabong International Limited today announced the acquisition of Sector 9, a premium Southern California-based skateboard brand.

Sector 9 was founded in 1994 and has emerged as a market leader in the design and manufacture of skate longboards, a fast-growing niche segment within the skateboard market.

Billabong International Limited Chief Executive Officer Derek O'Neill said Sector 9 operated in the specialty boardsports channel with a unique product offering.

"Sector 9's products, primarily its longboards, really differentiate it from other brands in the boardsports channel and have appeal to surfers, skateboarders and the broader youth market," said Mr O'Neill.

"The company has not only proved the viability of the longboard segment, it has experienced sustained growth over the past decade and has become synonymous with the California boardsport lifestyle."

Co-founders and owners Steve Lake and Dennis Telfer and co-owner Dave Klimkiewicz are being retained as part of the acquisition in their current roles.

Mr Lake, Sector 9's President, said he was excited by the prospect of teaming with a boardsports industry leader.

"While Sector 9 continues to maintain solid growth in the US, we are most excited at the prospect of combining our brand's growing international awareness with Billabong's proven global distribution network," said Mr Lake.

The purchase of Sector 9 includes its Gullwing skateboard trucks brand.

The bulk of Sector 9's revenues are generated by skateboard and associated hardgoods sales, while apparel is a small but emerging category.

Sector 9 operates a vertical business model, with its primary design, manufacturing and distribution all based in San Diego.

Sector 9 is expected to contribute approximately 2% to Billabong International Limited's sales in the 2008-09 financial year. The acquisition is expected to be earnings per share accretive in year one.

Maria Manning
Company Secretary

END